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------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         ------------------------------
FORM 4                                    WASHINGTON, DC 20549                                                 OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:................
[X] Check box if no                                                                                   Expires:...................
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

 (Print or Type Responses)
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
 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    London Pacific Assurance Limited              VINA Technologies, Inc. (VINA)                  Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
    Minden House, 6 Minden Place                  Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         August 2000        ----        title ---       below)
                 (Street)                                                 ------------------                below)
    St. Helier, Jersey, UK         JE2 4WQ                                5. If Amendment,
---------------------------------------------  --------------------------    Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group filing
                                                                          ------------------    (Check Applicable Box)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-  3. Transac-   4. Securities Acquired (A)  5. Amount of Se-    6. Owner-     7. Nature
    (Instr. 3)                   action     tion          or Disposed of (D)          curities Benefi-    ship          of In-
                                 Date       Code          (Instr. 3, 4 and 5)         cially Owned at     Form:         direct
                                            (Instr. 8)                                End of Month        Direct        Benefi-
                                (Month/                                               (Instr. 3 and 4)    (D) or        cial
                                 Day/    --------------------------------------                           Indirect      Owner-
                                 Year)   Code    V       Amount     (A) or    Price                       (I)           ship
                                                                    (D)                                   (Instr. 4)    (Instr. 4)
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    Common Stock              8/15/00      C           2,230,116(1)  A       1-for-1        2,230,116       D
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    Common Stock              8/15/00      C             714,286(2)  A       1-for-1          714,286       I           By London
                                                                                                                        Pacific Life
                                                                                                                        & Annuity
                                                                                                                        Co.
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    Common Stock              8/15/00      P             100,000(3)  A                        100,000       I           By London
                                                                                                                        Pacific Life
                                                                                                                        & Annuity
                                                                                                                        Co.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                             (Over)
                                                                                                                     SEC 1474 (7-96)
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Security
                             ative        Year)                  of (D) (Instr.   Year)                                 (Instr. 5)
                             Security                            3, 4, and 5)
                                                                               -----------------------------------
                                                                               Date      Expira-            Amount or
                                                    -------------------------- Exer-     tion      Title    Number of
                                                    Code  V     (A)     (D)    cisable   Date               Shares
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Convertible                                                                                       Common    2,230,116
Preferred Stock              1-for-1    8/15/00      C              2,230,116  Immediate           Stock       (1)
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Series E Convertible                                                                              Common
Preferred Stock              1-for-1    8/15/00      C                614,286  Immediate           Stock      614,286(2)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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     0                        D
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                                                    By London Pacific Life
     0                        I                     & Annuity Co.
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Explanation of Responses:

(1) Automatic conversion of the following shares upon initial public offering: 146,782 Series B Preferred Stock,
    1,750,000 Series C Preferred Stock, and 333,334 Series D Preferred Stock.

(2) Automatic conversion of Series E Preferred Stock upon initial public offering.

(3) Purchased upon initial public offering.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Ron Greene                  9-11-00
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained                                              Page 2
in this form are not required to respond unless the form displays a currently                                       SEC 1474 (7-96)
valid OMB Number.
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